UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 5)1

DATATRAK INTERNATIONAL, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

238134 10 0

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☑  Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 238 134 10 0			Page 2 of 6 Pages

1.	Name of Reporting Person: Jeffery A. Green		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 331,505

		6.	Shared Voting Power: 74,469

		7.	Sole Dispositive Power: 331,505

		8.	Shared Dispositive Power: 74,469

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 405,974

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒ Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 6.0%

12.	Type of Reporting Person: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a).	Name of Issuer:

DATATRAK International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6150 Parkland Boulevard, Mayfield Heights, OH 44124

Item 2(a).	Name of Person Filing:

Jeffrey A. Green

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Jeffrey A. Green, 6150 Parkland Boulevard, Mayfield Heights, OH 44124

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

238134 10 0

Item 3:	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
331,505 (1)(2)

(b)	Percent of class:
6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	331,505	(1)

(ii)	Shared power to vote or to direct the vote	74,469	(2)

(iii)	Sole power to dispose or to direct the disposition of	331,505	(1)

(iv)	hared power to dispose or to direct the disposition of	74,469	(2)

        Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

(1)	Includes (a) 179,755 Common Shares and (b) 151,750 Common Shares issuable upon the exercise of options.

(2)	Includes (a) 73,969 Common Shares held by the reporting person’s spouse and (b) 500 Common Shares held by the reporting person’s son. The reporting person disclaims beneficial ownership of the Common Shares held by his spouse and son.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certification.

     N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
(Date)

/s/ Jeffrey A. Green
(Signature)

Jeffrey A. Green, President and CEO
(Name/Title)